Exhibit 99.3

In this translation an attempt has been made to be as literal as possible without jeopardizing the overall continuity.

Inevitably, differences may occur in translation, and if so the Dutch text will by law govern.

Amendment of the articles of association (Part A)

Sono Group N.V.

Today, the [*] day of [*] two thousand and twenty-four, appeared before me, [Alexander Joannes Wiggers, civil-law notary in Amsterdam, the Netherlands:]

[to be included: details of DLA Piper the Netherlands employee].

The person appearing declared as follows:

A.	the articles of association of Sono Group N.V., a limited liability company (naamloze vennootschap) under the laws the Netherlands, having its corporate seat in Amsterdam, the Netherlands, and its registered office at Waldmeisterstrasse 93, 80935 Munich, Federal Republic of Germany and registered with the Trade Register under number 80683568 (Company), were lastly established by a deed of amendment executed on [*] two thousand and twenty-four before [*], civil-law notary in [*], the Netherlands;
B.	at the proposal of the management board of the Company, in a general meeting of the Company held on [*] two thousand and twenty-four, of which said meeting [a copy of] the minutes has been attached to this deed, it has been resolved to among others:
(i)	amend the articles of association of the Company as mentioned in this deed; and
(iii)	authorize the person appearing to execute deed; and

C.	the aforementioned proposal of the management board of the Company to the general meeting of the Company to amend the articles of association of the Company has been approved by the supervisory board of the Company by written resolution of the supervisory board of the Company, adopted on [*] two thousand and twenty-four. [A copy of] the said written resolution has been attached to this deed.

The person appearing, acting in said capacity, declared hereby to partially amend the articles of association of the Company, laying them down as follows:

Amendment A

In article 1.1 a new definition is inserted in alphabetical order, reading as follows:

"CEO The chief executive officer of the Company."

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Amendment B

Article 17.3 is amended and shall forthwith read as follows:

  "17.3      The Supervisory Board shall elect one Managing Director to be CEO. The Supervisory Board may dismiss the CEO, provided that the Managing Director so dismissed shall subsequently continue his term of office as a Managing Director without having the title of CEO."

Amendment C

Article 20.5 is amended and shall forthwith read as follows:

  "20.5      Where there is a tie in any vote of the Management Board, the CEO shall have a casting vote, provided that there are at least three Managing Directors in office. Otherwise, the relevant resolution shall not have been passed."

Amendment D

Article 22.2 is amended and shall forthwith read as follows:

"22.2       The power to represent the Company also vests in

a.	the CEO acting individually; and

b.	any two Managing Directors acting jointly."

Amendment E

Article 30.1 is amended and shall forthwith read as follows:

"30.1       The General Meeting shall be chaired by one of the following individuals, taking into account the following order of priority:

a.	by the Chairperson, if there is a Chairperson who is present at the General Meeting;

b.	by another Supervisory Director who is chosen by the Supervisory Directors present at the General Meeting from their midst;

c.	by the CEO;

d.	by another Managing Director who is chosen by the Managing Directors present at the General Meeting from their midst; or

e.	by another person appointed by the General Meeting.

The person who should chair the General Meeting pursuant to paragraphs a. through e. may appoint another person to chair the General Meeting instead of him.

Amendment F

Article 32.3 is amended and shall forthwith read as follows:

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"32.3         Unless a greater majority and/or a greater quorum is required by these articles of association or mandatorily by law, all resolutions of the General Meeting shall be passed by a Simple Majority in a General Meeting where at least one third of the entire issued and outstanding share capital is represented. A new meeting as referred to in Section 2:130(3) DCC cannot be convened."

Amendment G

A new transitional provision in a new article 42.2 is added, reading as follows:

"42.2         Only to the extent that regulations of the NASDAQ Stock Market or any other regulated stock exchange operating in the United States of America, are not applicable to the Company or do no restrict to do so, the Management Board shall be authorised (but shall not be obliged) and subject to the prior approval of the Supervisory Board to pass a resolution to invoke the transitional provision of this Article 42.2, pursuant to which and with effect from the time that that such resolution is adopted, the current Article 32.3 shall lapse and a new Article 32.3 shall read as follows:

"Unless a greater majority and/or a quorum is required by these articles of association or mandatorily by law, all resolutions of the General Meeting shall be passed by a Simple Majority.""

END

The person appearing is known to me, civil-law notary.

This deed was executed in Amsterdam, the Netherlands, on the date stated at the beginning of this deed.

The summarised contents of this deed were stated and explained to the person appearing. All parties were informed of the consequences of the contents of this deed. The person appearing declared to dispense with a full reading of the deed, to have taken due note of the content of the deed well before its execution and to agree with its content.

Immediately following the limited reading, this deed was signed by the person appearing and by me, civil-law notary.

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